EXHIBIT (x)(i)
May 1, 2010
Annuity Investors Life Insurance Company
525 Vine Street
Cincinnati, OH 45202
Dear Sir and Madam;
Deutsche Investment Management Americas Inc. (“Adviser”) and Annuity Investors Life Insurance Company (“you” and “Company”) are parties to a letter agreement dated May 1, 2008 (“Services Agreement”) concerning certain administrative services provided by you on a sub-administration basis, with respect to various series or portfolios of DWS Variable Series I, DWS Variable Series II and/or DWS Investments VIT Funds (collectively, the “Fund”) used as underlying investments for certain variable insurance products (hereinafter called “Variable Insurance Products”) issued by the Company.
The Adviser and the Company now desire to modify the Services Agreement. In furtherance of this purpose, the parties hereby agree as follows:
(a)	The Services Agreement shall apply to the Variable Insurance Products identified in the Amended and Restated Participation Agreement between the parties dated May 1, 2008, as subsequently amended. The current prospectus for each Variable Insurance Product shall identify those series and portfolios that are available through that Variable Insurance Product.

(b)	Schedule B of the Services Agreement is deleted and replaced with the attached Schedule B.
If this letter amendment is acceptable to the Company, please sign and date below and return a signed copy to the Adviser.

Very truly yours,

Deutsche Investment Management Americas Inc.

By:	/s/ A. Miranda
Name:	A. Miranda
Title:	MD-COO

By:	/s/ John B. Ashley
Name:	John B. Ashley
Title:	Director

Acknowledged and agreed to as of the 1st day of May, 2010.

Annuity Investors Life Insurance Company

By:	/s/ John P. Gruber
Name: John P. Gruber
Title: Senior Vice President & Chief Compliance Officer
Attachment: Schedule B

SCHEDULE B
     The Adviser agrees to pay the Company, quarterly, an amount based on the following annual rate(s) for the Portfolio(s) indicated and applied to the average daily net asset balance of Portfolio shares held in the Company’s Accounts pursuant to the Participation Agreement.

FUND & PORTFOLIO (SHARE CLASS)	ANNUAL RATE

DWS Variable Series II
DWS Global Thematic VIP (Class A)	0.25 of 1% (25 basis points)
DWS Dreman Small Mid Cap Value VIP (Class B)	0.10 of 1% (10 basis points)

DWS Investments VIT Funds
DWS Equity 500 Index VIP (Class A)	0.13 of 1% (13 basis points)
DWS VIT Small Cap Index VIP (Class A)	0.15 of 1% (15 basis points)
For the month and year in which this letter agreement becomes effective or the expense payment terminates, there shall be an appropriate proration on the basis of the number of days that the expense payment is in effect during the quarter.